                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                      --------------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (AMENDMENT NO. 10)

                      ---------------------------------

                          CENTURY PROPERTIES FUND XIV
                                (Name of Issuer)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)

                      ---------------------------------

                                PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                      ---------------------------------

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                      ---------------------------------

                                OCTOBER 1, 1998
            (Date of Event which Requires Filing of this Statement)

-------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]
-------------------------------------------------------------------------------

                         (Continued on following pages)

                              (Page 1 of 21 Pages)

  CUSIP No.   NONE                           13D/A                                       Page 2 of 21
            --------
=============================================================================================================

    1.      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                     MADISON RIVER PROPERTIES, L.L.C.
-------------------------------------------------------------------------------------------------------------
    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)[ ]
                                                                                                      (b)[x]
-------------------------------------------------------------------------------------------------------------
    3.      SEC USE ONLY

-------------------------------------------------------------------------------------------------------------
    4.      SOURCE OF FUNDS
                                     NOT APPLICABLE
-------------------------------------------------------------------------------------------------------------
    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                         [ ]
-------------------------------------------------------------------------------------------------------------
    6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     DELAWARE
-------------------------------------------------------------------------------------------------------------
                          7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                          0
      BENEFICIALLY        -----------------------------------------------------------------------------------
        OWNED BY          8.    SHARED VOTING POWER

          EACH
       REPORTING                         2,925.5715
                          -----------------------------------------------------------------------------------
      PERSON WITH         9.    SOLE DISPOSITIVE POWER

                                         0
                          -----------------------------------------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER

                                         2,925.5715

-------------------------------------------------------------------------------------------------------------
    11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     29,556.6258

-------------------------------------------------------------------------------------------------------------
    12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                         [ ]
-------------------------------------------------------------------------------------------------------------
    13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     45.6%

-------------------------------------------------------------------------------------------------------------
    14.     TYPE OF REPORTING PERSON

                                     OO

=============================================================================================================

  CUSIP No.   NONE                           13D/A                                       Page 3 of 21
            --------
=============================================================================================================

    1.      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                     AIMCO PROPERTIES, L.P.

-------------------------------------------------------------------------------------------------------------
    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)[ ]
                                                                                                      (b)[x]
-------------------------------------------------------------------------------------------------------------
    3.      SEC USE ONLY

-------------------------------------------------------------------------------------------------------------
    4.      SOURCE OF FUNDS

                                     NOT APPLICABLE
-------------------------------------------------------------------------------------------------------------
    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                         [ ]
-------------------------------------------------------------------------------------------------------------
    6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     DELAWARE
-------------------------------------------------------------------------------------------------------------
                          7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                          0
      BENEFICIALLY        -----------------------------------------------------------------------------------
        OWNED BY          8.    SHARED VOTING POWER
          EACH
       REPORTING                         29,556.6258
                          -----------------------------------------------------------------------------------
      PERSON WITH         9.    SOLE DISPOSITIVE POWER

                                         0
                          -----------------------------------------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER

                                         29,556.6258
-------------------------------------------------------------------------------------------------------------
    11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     29,556.6258
-------------------------------------------------------------------------------------------------------------
    12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                         [ ]

-------------------------------------------------------------------------------------------------------------
    13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     45.6%
-------------------------------------------------------------------------------------------------------------
    14.     TYPE OF REPORTING PERSON

                                     PN
=============================================================================================================


  CUSIP No.   NONE                           13D/A                                       Page 4 of 21
              ----
============================================================================================================
    1.      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                     AIMCO-GP, INC.
------------------------------------------------------------------------------------------------------------
    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)[ ]
                                                                                                      (b)[x]
------------------------------------------------------------------------------------------------------------
    3.      SEC USE ONLY

------------------------------------------------------------------------------------------------------------
    4.      SOURCE OF FUNDS
                                     NOT APPLICABLE
------------------------------------------------------------------------------------------------------------
    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

------------------------------------------------------------------------------------------------------------
    6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     DELAWARE
------------------------------------------------------------------------------------------------------------
                          7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                          0
      BENEFICIALLY
        OWNED BY       -------------------------------------------------------------------------------------
          EACH            8.    SHARED VOTING POWER
       REPORTING
         PERSON                     29,556.6258
          WITH
------------------------------------------------------------------------------------------------------------

                          9.    SOLE DISPOSITIVE POWER

                                         0
------------------------------------------------------------------------------------------------------------
                         10.    SHARED DISPOSITIVE POWER

                                         29,556.6258

------------------------------------------------------------------------------------------------------------
    11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     29,556.6258

------------------------------------------------------------------------------------------------------------
    12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                         [ ]
------------------------------------------------------------------------------------------------------------
    13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     45.6%
-------------------------------------------------------------------------------------------------------------
    14.     TYPE OF REPORTING PERSON

                                     CO
============================================================================================================


  CUSIP No.   NONE                           13D/A                                       Page 5 of 21
============================================================================================================
    1.      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                      APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                                  I.R.S. # 84-1259577

------------------------------------------------------------------------------------------------------------
    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)[ ]
                                                                                                      (b)[x]
------------------------------------------------------------------------------------------------------------
    3.      SEC USE ONLY


------------------------------------------------------------------------------------------------------------
    4.      SOURCE OF FUNDS
                                     NOT APPLICABLE

------------------------------------------------------------------------------------------------------------
    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                         [ ]
------------------------------------------------------------------------------------------------------------
    6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     MARYLAND

------------------------------------------------------------------------------------------------------------
                          7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                          0
      BENEFICIALLY        ----------------------------------------------------------------------------------
        OWNED BY          8.    SHARED VOTING POWER

          EACH
       REPORTING                         29,556.6258
                          ----------------------------------------------------------------------------------
      PERSON WITH         9.    SOLE DISPOSITIVE POWER

                                         0
                          ----------------------------------------------------------------------------------
                         10.    SHARED DISPOSITIVE POWER

                                         29,556.6258

------------------------------------------------------------------------------------------------------------
    11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     29,556.6258

------------------------------------------------------------------------------------------------------------
    12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                         [ ]

------------------------------------------------------------------------------------------------------------
    13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     45.6%

------------------------------------------------------------------------------------------------------------
    14.     TYPE OF REPORTING PERSON

                                     CO
============================================================================================================

                        AMENDMENT NO. 10 TO SCHEDULE 13D

                 This Amendment No. 10, which relates to the units of limited partnership interest ("Units") in Century Properties Fund XIV, a California limited partnership (the "Partnership"), amends and supplements the Statement on Schedule 13D (as amended through the date hereof, the "Statement") previously filed with the Commission by Insignia Financial Group, Inc. ("Insignia"). This Amendment No. 10 is being filed to report information regarding the changes in beneficial ownership of the Units that occurred as a result of the merger (the "AIMCO Merger") of Insignia, including its controlling interest in Insignia Properties Trust ("IPT"), with and into Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), with AIMCO being the surviving corporation, on October 1, 1998. Accordingly, this Amendment No. 10 relates to Units beneficially owned by Madison River Properties, L.L.C., a Delaware limited liability company ("Madison River"), AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"), and AIMCO (Madison River, AIMCO OP, AIMCO-GP and AIMCO are sometimes collectively referred to in this Statement as the "Reporting Persons").

                 The following Items of the Statement are hereby supplemented and/or amended:

ITEM 2.          IDENTITY AND BACKGROUND.

                 (a)-(c) Following the AIMCO Merger, AIMCO OP, AIMCO-GP and AIMCO became beneficial owners of the Units. The principal business address of each of the Reporting Persons is located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

                 As of September 30, 1998, AIMCO owns an approximately 89% controlling interest in AIMCO OP through its wholly-owned subsidiaries, AIMCO-LP, Inc., a Delaware corporation ("AIMCO-LP"), and AIMCO-GP. AIMCO-LP is a limited partner of AIMCO OP (owning approximately 88% of the total equity interests) and AIMCO-GP is the sole general partner of AIMCO (owning approximately 1% of the total equity interests). The principal business of AIMCO OP is to own and operate multifamily residential properties. The principal business of AIMCO-GP is to act as the sole general partner of AIMCO OP. The directors and executive officers of AIMCO-GP, which is the general partner of AIMCO OP, may be deemed to control the management of AIMCO OP. AIMCO-GP's executive officers are the same as those of AIMCO and the two directors of AIMCO-GP, Terry Considine and Peter K. Kompaniez, are also directors of AIMCO. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of AIMCO-GP and AIMCO are set forth in Schedule I to this Statement.

                 AIMCO was formed on January 10, 1994 and currently is one of the largest owners and managers of multifamily apartment properties in the United States, based on apartment unit data compiled by the National Multi Housing Council as of January 1, 1998. As of October 1, 1998, AIMCO, through its subsidiaries, owned or controlled 58,495 units in 209 apartment communities and had an equity interest in 239,879 units in 1,335 apartment communities. In addition, AIMCO managed 97,716 units in 759 apartment communities for third parties and affiliates, for an aggregate portfolio of owned and managed properties of 396,090 units in 2,303 apartment communities. The apartment communities are located in 49 states, the District of Columbia and Puerto Rico. AIMCO has elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes. AIMCO conducts substantially all of its operations through AIMCO OP and its subsidiaries.

                 On October 1, 1998, AIMCO acquired substantially all of Insignia's residential assets and ownership interests (including its controlling interest in IPT) pursuant to the AIMCO Merger. Insignia was a fully integrated real estate services organization specializing in the ownership and operation of securitized real estate assets, and was the largest manager of multifamily residential properties in the United States as of January 1, 1998. As of the consummation of the AIMCO Merger, Insignia provided, among other things, property and/or asset management services for over 3,800 properties, including approximately 272,000 residential units.

                 Upon consummation of the AIMCO Merger, Madison River became a wholly-owned subsidiary of AIMCO OP (as further described in Item 6 below), and AIMCO OP was appointed managing member, and therefore replaced the previous managers, of Madison River.

                 (d)-(e) During the past five years none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.          PURPOSE OF THE TRANSACTION.

                 Effective October 1, 1998 in connection with the AIMCO Merger, AIMCO acquired a controlling interest in IPT, which in turn controls the general partner of the Partnership (the "General Partner"). Upon consummation of the AIMCO Merger, AIMCO appointed the directors and officers of AIMCO-GP (which is a wholly-owned subsidiary of AIMCO) as the directors and officers of the General Partner. In addition, AIMCO owns a majority of the company that manages the Partnership's properties. The Reporting Persons intend that the Partnership will continue its business and operations substantially as they are currently being conducted.

         In the near future, the Reporting Persons may acquire additional Units or sell Units. Any acquisition may be made through private purchases, market purchases or transactions effected on a so-called partnership trading board, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be for cash, limited partnership interests in AIMCO OP or other consideration. The Reporting Persons also may consider selling some or all of the Units they own to persons not yet determined, which may include affiliates of AIMCO OP. AIMCO OP may also buy the Partnership's properties, although it has no present intention to do so. There can be assurance, however, that the Reporting Persons will initiate or complete, or will cause the Partnership to initiate or complete, any transaction during any specific time period or at all.

         The Reporting Persons do not have any present plans or proposals which relate to or would result in any material changes in the Partnership's structure or business such as a merger, reorganization or liquidation. The Reporting Persons have no present intention to cause the Partnership to sell any of its properties or to prepay current mortgages within any specified time period. A merger or other consolidation transaction and certain kinds of other extraordinary transactions may require a vote of the limited partners of the Partnership in accordance with the Partnership's Limited Partnership Agreement or applicable state laws. The Reporting Persons' primary objective in acquiring the Units is not to influence the vote on any particular transaction, but rather to acquire additional interests in the Partnership at prices deemed acceptable by the General Partner.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 (a)-(b) Madison River directly owns 2,925.5715 Units and AIMCO OP directly owns 21,631.0543 Units (for an aggregate of 29,556.6258 Units), representing 4.5% and 41.1%, respectively, or a total of 45.6% of the outstanding Units based on the 64,806 Units outstanding at October 1, 1998.

                 As a result of Insignia being merged with and into AIMCO, with AIMCO being the surviving corporation, in the AIMCO Merger, AIMCO succeeded to Insignia as the beneficial owner of the Units. Immediately following the AIMCO Merger on October 1, 1998, IPLP and AIMCO OP entered into an Assignment and Assumption Agreement (the "Assignment Agreement"), pursuant to which IPLP transferred and assigned, among other things, its equity interest in Madison River and the Units directly owned by IPLP to AIMCO OP. Accordingly, AIMCO OP succeeded to IPLP as owner of the Units previously directly owned by IPLP and Madison River became a wholly-owned subsidiary of AIMCO OP. AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by AIMCO OP and Madison River by reason of their relationship with AIMCO OP. AIMCO controls AIMCO OP through its two wholly-owned subsidiaries, AIMCO-GP, which is the sole general partner of AIMCO OP, and AIMCO-LP, which is a limited partner (owning approximately 88% of the total equity interests) of AIMCO OP.

                 Accordingly, for purposes of this Statement: (i) Madison River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of 2,925.5715 Units directly owned by it;
(ii) AIMCO OP is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 26,631.0543 Units directly owned by it and the 2,925.5715 Units directly owned by Madison River; and (iii) AIMCO-GP and AIMCO are reporting that they each share the power to vote or direct the vote and the power to dispose or direct the disposition of the aggregate of 29,556.6258 Units directly owned by Madison River and AIMCO OP.

                 (e) On January 28, 1998, Riverside Drive, L.L.C. was dissolved and the Units directly owned by it were transferred to IPLP. Following the AIMCO Merger and the subsequent assignment of the Units owned by IPLP and IPLP's equity interest in Madison River to AIMCO OP pursuant to the Assignment Agreement, on October 1, 1998, IPLP and IPT ceased to be beneficial owners of the Units.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 The information in Item 5 and the Assignment Agreement, which is attached hereto as Exhibit 7.1, is incorporated herein by reference.

                 In addition to the AIMCO Merger, effective October 1, 1998, AIMCO and IPT entered into an agreement and plan of merger (the "IPT Merger Agreement"), which provides for, among other things, (a) the merger of IPT with and into AIMCO, with AIMCO being the surviving corporation, or (b) the merger of a subsidiary of AIMCO with and into IPT, with IPT being the surviving corporation (collectively, the "IPT Merger"). The IPT Merger Agreement provides that, upon consummation of the IPT Merger, shareholders of IPT (the "IPT Shareholders") will receive $13.25 per common share of beneficial ownership, $.01 par value per share (the "Shares"), of IPT in cash, or $13.28 per Share in shares of common stock of AIMCO, at AIMCO's option.

                 The IPT Merger is subject to the approval of the IPT Shareholders, regulatory approvals, and the satisfaction or waiver of various other conditions. AIMCO has agreed to vote all Shares owned by it in favor of the IPT Merger Agreement and the transactions contemplated thereby, and granted certain members of the Board of Trustees of IPT (the "IPT Board") an irrevocable proxy (the "Irrevocable Limited Proxy") to vote all Shares held by AIMCO at all meetings of IPT Shareholders, and in every written consent in lieu of such meetings, in favor of approval of the IPT Merger and any matter that could reasonably be expected to facilitate the IPT Merger. Each grantee under the Irrevocable Limited Proxy explicitly agreed in writing to vote all Shares subject to the Irrevocable Limited Proxy in favor of the IPT Merger. The Irrevocable Limited Proxy will terminate upon the earlier of (a) January 1, 2002 and (b) the consummation of the IPT Merger.

                 The board of directors of AIMCO and the IPT Board may agree in writing to terminate the IPT Merger Agreement without completing the IPT Merger. The IPT Merger Agreement may also be terminated in certain other circumstances.

                 If the IPT Merger is not completed, AIMCO will continue to control the majority of outstanding Shares. However, certain transactions involving AIMCO and IPT that occur between the effective time of the IPT Merger and the termination of the IPT Merger Agreement between AIMCO and IPT, including the acquisition by AIMCO of assets of IPLP and interests in partnerships controlled by IPT (including the Partnership), will be unwound.

                 The IPT Merger Agreement also provides that Andrew L. Farkas, James A. Aston, Warren M. Eckstein, Frank M. Garrison and Bryan L. Herrmann will continue to serve as trustees of IPT (collectively, the "Continuing Trustees") until the earlier of the closing of the IPT Merger or the termination of the IPT Merger Agreement. Pursuant to the IPT Merger Agreement and the Bylaws of IPT, a majority of the Continuing Trustees must approve, among other things, the following actions: (i) removal of a Continuing Trustee;
(ii) termination of IPT's independent auditors or the financial advisor or legal counsel for the IPT Merger; (iii) all alternative proposals to acquire IPT or its subsidiaries; (iv) amendment or waiver of any provision of (A) the IPT Merger Agreement, (B) the Fourth Amended and Restated Agreement of Limited Partnership of Insignia Properties, L.P., (C) the Declaration of Trust of IPT or (D) the Bylaws of IPT; (v) modification of the powers of the Continuing Trustees, and (vi) making of loans by IPT or its subsidiaries to AIMCO or its subsidiaries. The Continuing Trustees' special powers terminate on the earliest to occur of (i) the IPT Merger, (ii) January 1, 2002 or (iii) the sooner termination of the IPT Merger Agreement under certain circumstances.

                 In connection with the execution of the IPT Merger Agreement, AIMCO and certain shareholders of IPT entered into an agreement, dated October 1, 1998 (the "Shareholder's Agreement"), whereby AIMCO agreed that, following a termination of the IPT Merger Agreement under certain circumstances, it will vote its IPT Shares as follows: for the first two annual meetings of IPT Shareholders following such a termination, in favor of designees of the Continuing Trustees so that such designees constitute a majority of the trustees of the IPT Board, and thereafter in favor of designees of the Continuing Trustees so that such designees constitute one less than a majority of the trustees of the IPT Board. The Shareholder's Agreement remains in effect as long as AIMCO and/or its affiliates own at least 10% of the outstanding IPT Shares, but terminates upon consummation of the IPT Merger.

                 The information set forth above and in Item 2 is qualified in its entirety by reference to the IPT Merger Agreement, Irrevocable Limited Proxy, IPT Bylaws and Shareholder's Agreement, each of which is attached hereto as Exhibits 7.2, 7.3, 7.4 and 7.5 and incorporated herein by reference.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.


                 Exhibit 7.1      Assignment and Assumption Agreement, dated as of October 1, 1998, between IPLP and
                                  AIMCO OP.

                 Exhibit 7.2      Agreement and Plan of Merger, dated as of October 1, 1998, by and between AIMCO and
                                  IPT.

                 Exhibit 7.3      Irrevocable Limited Proxy, dated October 1, 1998, granted by AIMCO to Andrew L.
                                  Farkas, James A. Aston and Frank M. Garrison.

                 Exhibit 7.4      Second Amended and Restated Bylaws of IPT, dated October 2, 1998.

                 Exhibit 7.5      Shareholder's Agreement, dated October 1, 1998, among AIMCO, Andrew L. Farkas, James
                                  A. Aston and Frank M. Garrison.

                 Exhibit 7.6      Agreement of Joint Filing, dated November 6, 1998, among the Reporting Persons.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 6, 1998

                                        MADISON RIVER PROPERTIES, L.L.C.


                                        By:   AIMCO Properties, L.P.,
                                              its managing member

                                        By:   AIMCO-GP, Inc.,
                                              its General Partner

                                        By:   /s/ Patrick J. Foye
                                           --------------------------------
                                           Patrick J. Foye
                                           Executive Vice President

                                        INSIGNIA PROPERTIES, L.P.


                                        By:   Insignia Properties Trust,
                                              its General Partner

                                        By:   /s/ Patrick J. Foye
                                           --------------------------------
                                           Patrick J. Foye
                                           Executive Vice President


                                        INSIGNIA PROPERTIES TRUST


                                        By:   /s/ Patrick J. Foye
                                           --------------------------------
                                           Patrick J. Foye
                                           Executive Vice President


                                        AIMCO PROPERTIES, L.P.


                                        By:   AIMCO-GP, Inc.,
                                              its General Partner


                                        By:   /s/ Patrick J. Foye
                                           --------------------------------
                                           Patrick J. Foye
                                           Executive Vice President

                                        AIMCO-GP, INC.


                                        By:   /s/ Patrick J. Foye
                                           --------------------------------
                                           Patrick J. Foye
                                           Executive Vice President


                                        APARTMENT INVESTMENT AND
                                        MANAGEMENT COMPANY


                                        By:   /s/ Patrick J. Foye
                                           --------------------------------
                                           Patrick J. Foye
                                           Executive Vice President

                                   SCHEDULE I

         INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                               AIMCO-GP AND AIMCO


         1. DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO-GP AND AIMCO. Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of AIMCO-GP and AIMCO. Unless otherwise indicated, each person identified below is employed by AIMCO-GP and AIMCO. The principal business address of each of AIMCO-GP and AIMCO and, unless otherwise indicated, each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. The two directors of AIMCO-GP are Terry Considine and Peter K. Kompaniez. All persons identified below are United States citizens.

NAME                                    POSITION
----                                      --------
Terry Considine                         Chairman of the Board of Directors and Chief Executive Officer
Peter K. Kompaniez                      Vice Chairman, President and Director
Thomas W. Toomey                        Executive Vice President - Finance and Administration
Joel F. Bonder                          Executive Vice President and General Counsel and Secretary
Patrick J. Foye                         Executive Vice President
Robert Ty Howard                        Executive Vice President - Ancillary Services
Steven D. Ira                           Executive Vice President and Co-Founder
David L. Williams                       Executive Vice President - Property Operations
Harry G. Alcock                         Senior Vice President - Acquisitions
Troy D. Butts                           Senior Vice President and Chief Financial Officer
Martha Carlin                           Senior Vice President - Ancillary Services
Joseph DeTuno                           Senior Vice President - Property Redevelopment
Jack W. Marquardt                       Senior Vice President - Accounting
Leeann Morein                           Senior Vice President - Investor Services and Secretary
David O'Leary                           Senior Vice President - Buyers Access
R. Scott Wesson                         Senior Vice President - Chief Information Officer
Richard S. Ellwood                      Director; Chairman, Audit Committee
J. Landis Martin                        Director; Chairman, Compensation Committee
Thomas L. Rhodes                        Director
John D. Smith                           Director

         2. BIOGRAPHICAL INFORMATION. The following is a biographical summary of the experience of the current directors and executive officers of AIMCO-GP and AIMCO for the past five years or more. Directors of AIMCO are identified by an asterisk.


 NAME                                  PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
 ---                                   ---------------------------------------------
Terry Considine*                       Mr. Considine has been Chairman of the Board of Directors and Chief
                                       Executive Officer of AIMCO since July 1994.  He is the sole owner of
                                       Considine Investment Co. and prior to July 1994 was owner of approximately 75% of Property Asset

NAME                                   PRINCIPAL OCCUPATION FOR THE LAST FIVE YEARS
---                                    --------------------------------------------
                                       Management, L.L.C., a Colorado limited
                                       liability company, and its related
                                       entities (collectively, "PAM"), one of
                                       AIMCO's predecessors. On October 1, 1996,
                                       Mr. Considine was appointed Co-Chairman
                                       and director of Asset Investors Corp. and
                                       Commercial Asset Investors, Inc., two
                                       other public real estate investment
                                       trusts, and appointed as a director of
                                       Financial Assets Management, LLC, a real
                                       estate investment trust manager.  Mr.
                                       Considine has been involved as a
                                       principal in a variety of real estate
                                       activities, including the acquisition,
                                       renovation, development and disposition
                                       of properties. Mr. Considine has also
                                       controlled entities engaged in other
                                       businesses such as television
                                       broadcasting, gasoline distribution and
                                       environmental laboratories.  Mr.
                                       Considine received a B.A. from Harvard
                                       College, a J.D. from Harvard Law School
                                       and is admitted as a member of the
                                       Massachusetts Bar.  Mr. Considine has had
                                       substantial multifamily real estate
                                       experience.  From 1975 through July 1994,
                                       partnerships or other entities in which
                                       Mr. Considine had controlling interests
                                       invested in approximately 35 multifamily
                                       apartment properties and commercial real
                                       estate properties.  Six of these real
                                       estate assets (four of which were
                                       multifamily apartment properties and two
                                       of which were office properties) did not
                                       generate sufficient cash flow to service
                                       their related indebtedness and were
                                       foreclosed upon by their lenders, causing
                                       pre-tax losses of approximately $11.9
                                       million to investors and losses of
                                       approximately $2.7 million to Mr.
                                       Considine.

Peter K. Kompaniez*                    Mr. Kompaniez has been Vice Chairman,
                                       President and a director of AIMCO since
                                       July 1994.  Since September 1993, Mr.
                                       Kompaniez has owned 75% of PDI Realty
                                       Enterprises, Inc., a Delaware corporation
                                       ("PDI"), one of AIMCO's predecessors, and
                                       serves as its President and Chief
                                       Executive Officer. From 1986 to 1993, he
                                       served as President and Chief Executive
                                       Officer of Heron Financial Corporation
                                       ("HFC"), a United States holding company
                                       for Heron International, N.V.'s real
                                       estate and related assets.  While at HFC,
                                       Mr. Kompaniez administered the
                                       acquisition, development and disposition
                                       of approximately 8,150 apartment units
                                       (including 6,217 units that have been
                                       acquired by the AIMCO) and 3.1 million
                                       square feet of commercial real estate.
                                       Prior to joining HFC, Mr. Kompaniez was a
                                       senior partner with the law firm of Loeb
                                       and Loeb where he had extensive real
                                       estate and REIT experience.  Mr.
                                       Kompaniez received a B.A. from Yale
                                       College and a J.D. from the University of
                                       California (Boalt Hall).  The downturn in
                                       the real estate markets in the late 1980s
                                       and early 1990s adversely affected the
                                       United States real estate operations of
                                       Heron International N.V. and its
                                       subsidiaries and affiliates (the "Heron
                                       Group").  During this period from 1986 to
                                       1993, Mr. Kompaniez served as President
                                       and Chief Executive Officer of Heron

                                     I-2


NAME                                   PRINCIPAL OCCUPATION FOR THE LAST FIVE YEARS
----                                   --------------------------------------------
                                       Financial Corporation ("HFC"), and as a
                                       director or officer of certain other
                                       Heron Group entities.  In 1993, HFC, its
                                       parent Heron International, and certain
                                       other members of the Heron Group
                                       voluntarily entered into restructuring
                                       agreements with separate groups of their
                                       United States and international
                                       creditors.  The restructuring agreement
                                       for the United States members of the
                                       Heron Group generally provided for the
                                       joint assumption of certain liabilities
                                       and the pledge of unencumbered assets in
                                       support of such liabilities for the
                                       benefit of their United States creditors.
                                       As a result of the restructuring, the
                                       operations and assets of the United
                                       States members of the Heron Group were
                                       generally separated from those of Heron
                                       International and its non-United States
                                       subsidiaries. At the conclusion of the
                                       restructuring, Mr. Kompaniez commenced
                                       the operations of PDI, which was engaged
                                       to act as asset and corporate manager of
                                       the continuing United States operations
                                       of HFC and the other United States Heron
                                       Group members for the benefit of the
                                       United States creditors.  In connection
                                       with certain transactions effected at the
                                       time of the initial public offering of
                                       AIMCO Common Stock, Mr. Kompaniez was
                                       appointed Vice Chairman of AIMCO and
                                       substantially all of the property
                                       management assets of PDI were transferred
                                       or assigned to AIMCO.

Thomas W. Toomey                       Mr. Toomey has served as Senior Vice
                                       President - Finance and Administration of
                                       AIMCO since January 1996 and was promoted
                                       to Executive Vice-President-Finance and
                                       Administration in March 1997. From 1990
                                       until 1995, Mr. Toomey served in a
                                       similar capacity with Lincoln Property
                                       Company ("LPC") as well as Vice
                                       President/Senior Controller and Director
                                       of Administrative Services of Lincoln
                                       Property Services where he was
                                       responsible for LPC's computer systems,
                                       accounting, tax, treasury services and
                                       benefits administration.  From 1984 to
                                       1990, he was an audit manager with Arthur
                                       Andersen & Co. where he served real
                                       estate and banking clients.  From 1981 to
                                       1983, Mr. Toomey was on the audit staff
                                       of Kenneth Leventhal & Company.  Mr.
                                       Toomey received a B.S. in Business
                                       Administration/Finance from Oregon State
                                       University and is a Certified Public
                                       Accountant.

Joel F. Bonder                         Mr. Bonder was appointed Executive Vice
                                       President and General Counsel of AIMCO
                                       effective December 8, 1997.  Prior to
                                       joining AIMCO, Mr. Bonder served as
                                       Senior Vice President and General Counsel
                                       of NHP from April 1994 until December
                                       1997.  Mr. Bonder served as Vice
                                       President and Deputy General Counsel of
                                       NHP from June 1991 to March 1994 and as
                                       Associate General Counsel of NHP from
                                       1986 to 1991.  From 1983 to 1985, Mr.
                                       Bonder was with the Washington, D.C. law
                                       firm of Lane & Edson, P.C.  From 1979 to
                                       1983, Mr. Bonder practiced with the
                                       Chicago law firm of Ross and Hardies.
                                       Mr. Bonder received an A.B. from the
                                       University of Rochester and a J.D. from
                                       Washington University School of Law.

NAME                                   PRINCIPAL OCCUPATION FOR THE LAST FIVE YEARS
----                                   --------------------------------------------

Patrick J. Foye                        Mr. Foye has served as Executive Vice
                                       President of AIMCO since May 1998.  Prior
                                       to joining AIMCO, Mr. Foye was a partner
                                       in the law firm of Skadden, Arps, Slate,
                                       Meagher & Flom LLP from 1989 to 1998 and
                                       was Managing Partner of the firm's
                                       Brussels, Budapest and Moscow offices
                                       from 1992 through 1994.  Mr. Foye is also
                                       Deputy Chairman of the Long Island Power
                                       Authority and serves as a member of the
                                       New York State Privatization Council.  He
                                       received a B.A. from Fordham College and
                                       a J.D. from Fordham University Law
                                       School.

Robert Ty Howard                       Mr. Howard was appointed Executive Vice
                                       President - Ancillary Services in
                                       February 1998.  Prior to joining AIMCO,
                                       Mr. Howard served as an officer and/or
                                       director of four affiliated companies,
                                       Hecco Ventures, Craig Corporation,
                                       Reading Company and Decurion Corporation.
                                       Mr. Howard was responsible for financing,
                                       mergers and acquisitions activities,
                                       investments in commercial real estate,
                                       both nationally and internationally,
                                       cinema development and interest rate risk
                                       management.  From 1983 to 1988, he was
                                       employed by Spieker Properties.  Mr.
                                       Howard received a B.A. from Amherst
                                       College, a J.D. from Harvard Law School
                                       and an M.B.A. from Stanford University
                                       Graduate School of Business.

Steven D. Ira                          Mr. Ira is a Co-Founder of AIMCO and has
                                       served as Executive Vice President of
                                       AIMCO since July 1994.  From 1987 until
                                       July 1994, he served as President of PAM.
                                       Prior to merging his firm with PAM in
                                       1987, Mr. Ira acquired extensive
                                       experience in property management.
                                       Between 1977 and 1981 he supervised the
                                       property management of over 3,000
                                       apartment and mobile home units in
                                       Colorado, Michigan, Pennsylvania and
                                       Florida, and in 1981 he joined with
                                       others to form the property management
                                       firm of McDermott, Stein and Ira. Mr. Ira
                                       served for several years on the National
                                       Apartment Manager Accreditation Board and
                                       is a former president of both the
                                       National Apartment Association and the
                                       Colorado Apartment Association. Mr. Ira
                                       is the sixth individual elected to the
                                       Hall of Fame of the National Apartment
                                       Association in its 54-year history.  He
                                       holds a Certified Apartment Property
                                       Supervisor (CAPS) and a Certified
                                       Apartment Manager designation from the
                                       National Apartment Association, a
                                       Certified Property Manager (CPM)
                                       designation from the National Institute
                                       of Real Estate Management (IREM) and he
                                       is a member of the Board of Directors of
                                       the National Multi-Housing Council, the
                                       National Apartment Association and the
                                       Apartment Association of Metro Denver.
                                       Mr. Ira received a B.S. from Metropolitan
                                       State College in 1975.


NAME                                   PRINCIPAL OCCUPATION FOR THE LAST FIVE YEARS
----                                   --------------------------------------------

David L. Williams                      Mr. Williams has been Executive Vice
                                       President - Operations of AIMCO since
                                       January 1997.  Prior to joining AIMCO,
                                       Mr. Williams was Senior Vice President of
                                       Operations at Evans Withycombe
                                       Residential, Inc. from January 1996 to
                                       January 1997.  Previously, he was
                                       Executive Vice President at Equity
                                       Residential Properties Trust from October
                                       1989 to December 1995.  He has served on
                                       National Multi-Housing Council Boards and
                                       NAREIT committees.  Mr. Williams also
                                       served as Senior Vice President of
                                       Operations and Acquisitions of US Shelter
                                       Corporation from 1983 to 1989.  Mr.
                                       Williams has been involved in the
                                       property management, development and
                                       acquisition of real estate properties
                                       since 1973.  Mr. Williams received his
                                       B.A. in education and administration from
                                       the University of Washington in 1967.

Harry G. Alcock                        Mr. Alcock has served as Vice President
                                       since July 1996, and was promoted to
                                       Senior Vice President - Acquisitions in
                                       October 1997, with responsibility for
                                       acquisition and financing activities
                                       since July 1994.  From June 1992 until
                                       July 1994, Mr. Alcock served as Senior
                                       Financial Analyst for PDI and HFC.  From
                                       1988 to 1992, Mr. Alcock worked for
                                       Larwin Development Corp., a Los Angeles
                                       based real estate developer, with
                                       responsibility for raising debt and joint
                                       venture equity to fund land acquisitions
                                       and development. From 1987 to 1988, Mr.
                                       Alcock worked for Ford Aerospace Corp.
                                       He received his B.S. from San Jose State
                                       University.

Troy D. Butts                          Mr. Butts has served as Senior Vice
                                       President and Chief Financial Officer of
                                       AIMCO since November 1997.  Prior to
                                       joining AIMCO, Mr. Butts served as a
                                       Senior Manager in the audit practice of
                                       the Real Estate Services Group for Arthur
                                       Andersen LLP in Dallas, Texas. Mr. Butts
                                       was employed by Arthur Andersen LLP for
                                       ten years and his clients were primarily
                                       publicly-held real estate companies,
                                       including office and multi-family real
                                       estate investment trusts. Mr. Butts holds
                                       a Bachelor of Business Administration
                                       degree in Accounting from Angelo State
                                       University and is a Certified Public
                                       Accountant.

Martha Carlin                          Ms. Carlin has served as Vice President
                                       since September 1996 and was promoted to
                                       Senior Vice President - Ancillary
                                       Services in December 1997.  From December
                                       1995 until September 1996, Ms. Carlin
                                       served as Chief Financial Officer for
                                       Wentwood Investment Partners.  Ms. Carlin
                                       was employed by Arthur Andersen LLP for
                                       six years, with a primary focus in real
                                       estate.  Ms. Carlin was also employed by
                                       MCI Communications and Lincoln Property
                                       Company.  Ms. Carlin received a B.S. from
                                       the University of Kentucky and is a
                                       certified public accountant.


NAME                                   PRINCIPAL OCCUPATION FOR THE LAST FIVE YEARS
----                                   --------------------------------------------
Joseph DeTuno                          Mr. DeTuno has been Senior Vice President
                                       - Property Redevelopment of AIMCO since
                                       September 1997.  Mr. DeTuno was president
                                       and founder of JD Associates, his own
                                       full service real estate consulting,
                                       advisory and project management company
                                       which he founded in 1990. JD Associates
                                       provided development management,
                                       financial analysis, business plan
                                       preparation and implementation services.
                                       Previously, Mr. DeTuno served as
                                       President/Partner of Gulfstream
                                       Commercial Properties, President and
                                       Co-managing Partner of Criswell
                                       Development Company, Vice President of
                                       Crow Hotel and Company and Project
                                       Director with Perkins & Will Architects
                                       and Planners. Mr. DeTuno received his
                                       B.A. in architecture and is a registered
                                       architect in Illinois and Texas.

Jack W. Marquardt                      Mr. Marquardt has been Senior Vice
                                       President - Accounting of AIMCO since
                                       September 1997.  Mr. Marquardt brings
                                       over 17 years of real estate accounting
                                       experience to AIMCO.  From October 1992
                                       through August 1997, Mr. Marquardt served
                                       as Vice President/Corporate Controller
                                       and Manager of Data Processing for
                                       Transwestern Property Company, where he
                                       was responsible for corporate accounting,
                                       tax, treasury services and computer
                                       systems.  From August 1986 through
                                       September 1992, Mr. Marquardt worked in
                                       the real estate accounting area of Aetna
                                       Realty Investors, Inc. serving as
                                       Regional Controller from April 1990
                                       through September 1992.  Mr. Marquardt
                                       received a B.S. in Business
                                       Administration/Finance from Ohio State
                                       University.

Leeann Morein                          Ms. Morein has served as Senior Vice
                                       President - Investor Services since
                                       November 1997.  Ms. Morein has served as
                                       Secretary of AIMCO since July 1994.  From
                                       July 1994 until October 1997 Ms. Morein
                                       also served as Chief Financial Officer.
                                       From September 1990 to March 1994, Ms.
                                       Morein served as Chief Financial Officer
                                       of the real estate subsidiaries of
                                       California Federal Bank, including the
                                       general partner of CF Income Partners,
                                       L.P., a publicly-traded master limited
                                       partnership.  Ms. Morein joined
                                       California Federal in September 1988 as
                                       Director of Real Estate Syndications
                                       Accounting and became Vice
                                       President-Financial Administration in
                                       January 1990. From 1983 to 1988, Ms.
                                       Morein was Controller of Storage
                                       Equities, Inc., a real estate investment
                                       trust, and from 1981 to 1983, she was
                                       Director of Corporate Accounting for
                                       Angeles Corporation, a real estate
                                       syndication firm.  Ms. Morein worked on
                                       the audit staff of Price Waterhouse from
                                       1979 to 1981.  Ms. Morein received a B.A.
                                       from Pomona College and is a Certified
                                       Public Accountant.

David O'Leary                          Mr. O'Leary has been President of
                                       Property Services Group, Inc., an AIMCO
                                       subsidiary since December 1997.  Property
                                       Services Group, Inc. administers the
                                       Buyers Access program.


                                     I-6


NAME                                   PRINCIPAL OCCUPATION FOR THE LAST FIVE YEARS
----                                   --------------------------------------------
                                       From 1993 until 1997, Mr. O'Leary served
                                       as Regional Vice President and Senior
                                       Vice President for Property Services
                                       Group, Inc., with responsibility for
                                       program marketing and sales.  From 1981
                                       to 1993 Mr. O'Leary served as Vice
                                       President and Executive Vice President
                                       for Commonwealth Pacific Inc., a
                                       privately held real estate investment and
                                       management firm based in Seattle,
                                       Washington.  During his tenure with
                                       Commonwealth Pacific, Inc., Mr. O'Leary
                                       was responsible for acquisitions,
                                       dispositions, development, and asset
                                       management from offices located in
                                       Houston and Dallas, Texas, Atlanta,
                                       Georgia and Seattle, Washington.  Mr.
                                       O'Leary also served as Vice President for
                                       Johnstown American Companies, directing
                                       acquisition activities for the Northeast
                                       United States.  Mr. O'Leary received his
                                       B.A. Degree from the University of Utah
                                       in 1979.

R. Scott Wesson                        Mr. Wesson has served as Senior Vice
                                       President - Chief Information Officer of
                                       AIMCO since July 1997.  From 1994 until
                                       1997, Mr. Wesson served as Vice President
                                       of Information Services at Lincoln
                                       Property Company, where he was
                                       responsible for information systems
                                       infrastructure, technology planning and
                                       business process re-engineering.  From
                                       1992 to 1994, Mr. Wesson served in the
                                       role of Director of Network Services for
                                       Lincoln Property Company, where he was
                                       responsible for the design and deployment
                                       of the company's Wide Area Network and
                                       Local Area Networks, comprising over
                                       2,500 workstations in over 40 locations
                                       nationwide.  From 1988 to 1992, he was a
                                       systems consultant with Automatic Data
                                       Processing involved in design, planning
                                       and deployment of financial and human
                                       resources systems for several major,
                                       multinational organizations.  From 1984
                                       to 1987, he was a Senior Analyst with
                                       Federated Department Stores, Inc.
                                       involved in planning and distribution.
                                       Mr. Wesson received his B.S. from the
                                       University of Texas in 1984.

Richard S. Ellwood*                    Mr. Ellwood was appointed a Director of
 12 Audlwood Lane                      AIMCO in July 1994 and is currently Chairman
 Rumson, NJ  07760                     Chief of the Audit Committee. Mr.
                                       Ellwood is the founder and President of
                                       R.S. Ellwood & Co., Incorporated, a real
                                       estate investment banking firm. Prior to
                                       forming R.S. Ellwood & Co., Incorporated
                                       in 1987, Mr. Ellwood had 31 years
                                       experience on Wall Street as an
                                       investment banker, serving as: Managing
                                       Director and senior banker at Merrill
                                       Lynch Capital Markets from 1984 to 1987;
                                       Managing Director at Warburg Paribas
                                       Becker from 1978 to 1984; general partner
                                       and then Senior Vice President and a
                                       director at White, Weld & Co. from 1968
                                       to 1978; and in various capacities at
                                       J.P. Morgan & Co. from 1955 to 1968. Mr.
                                       Ellwood currently serves as a director of
                                       FelCor Suite Hotels, Inc. and Florida
                                       East Coast Industries, Inc.


NAME                                   PRINCIPAL OCCUPATION FOR THE LAST FIVE YEARS
----                                   --------------------------------------------
J. Landis Martin*                      Mr. Martin was appointed a Director of
  1999 Broadway                        AIMCO in July 1994 and became the
  Suite 4300                           Chairman of the Compensation Committee in
  Denver, CO 80202                     March 1998.  Mr. Martin has served as
                                       President and Chief Executive Officer and
                                       a Director of NL Industries, Inc., a
                                       manufacturer of titanium dioxide, since
                                       1987.  Mr. Martin has served as Chairman
                                       of Tremont Corporation, a holding company
                                       operating through its affiliates Titanium
                                       Metals Corporation ("TIMET") and NL
                                       Industries, Inc., since 1990 and as Chief
                                       Executive Officer and a director of
                                       Tremont since 1998. Mr. Martin has served
                                       as Chairman of Timet, an integrated
                                       producer of titanium, since 1987 and
                                       Chief Executive Officer since January
                                       1995. From 1990 until its acquisition by
                                       Dresser Industries, Inc. ("Dresser") in
                                       1994, Mr. Martin served as Chairman of
                                       the Board and Chief Executive Officer of
                                       Baroid Corporation, an oilfield services
                                       company.  In addition to Tremont, NL and
                                       TIMET, Mr. Martin is a director of
                                       Dresser, which is engaged in the
                                       petroleum services, hydrocarbon and
                                       engineering industries.

Thomas L. Rhodes*                      Mr. Rhodes was appointed a Director of
 215 Lexington Avenue                  AIMCO in July 1994. Mr. Rhodes has served
 4th Floor                             as the President and a Director of
 New York, NY 10016                    National Review magazine since November
                                       30, 1992, where he has also served as a
                                       Director since 1998.  From 1976 to 1992,
                                       he held various positions at Goldman,
                                       Sachs & Co. and was elected a General
                                       Partner in 1986 and served as a General
                                       Partner from 1987 until November 27,
                                       1992. He is currently Co-Chairman of the
                                       Board, Co-Chief Executive Officer and a
                                       Director of Commercial Assets Inc. and
                                       Asset Investors Corporation.  He also
                                       serves as a Director of Delphi Financial
                                       Group, Inc. and its subsidiaries, Delphi
                                       International Ltd., Oracle Reinsurance
                                       Company, and the Lynde and Harry Bradley
                                       Foundation. Mr. Rhodes is Chairman of the
                                       Empire Foundation for Policy Research, a
                                       Founder and Trustee of Change NY, a
                                       Trustee of The Heritage Foundation, and a
                                       Trustee of the Manhattan Institute.

John D. Smith*                         Mr. Smith was appointed a Director of
 3400 Peachtree Road                   AIMCO in November 1994. Mr. Smith is
 Suite 831                             Principal and President of John D. Smith
 Atlanta, GA 30326                     Developments. Mr. Smith has been a
                                       shopping center developer, owner and
                                       consultant for over 8.6 million square
                                       feet of shopping center projects
                                       including Lenox Square in Atlanta,
                                       Georgia. Mr. Smith is a Trustee and
                                       former President of the International
                                       Council of Shopping Centers and was
                                       selected to be a member of the American
                                       Society of Real Estate Counselors. Mr.
                                       Smith served as a Director for
                                       Pan-American Properties, Inc. (National
                                       Coal Board of Great Britain) formerly
                                       known as Continental Illinois Properties.
                                       He also serves as a director of American
                                       Fidelity Assurance Companies and is
                                       retained as an advisor by Shop System
                                       Study Society, Tokyo, Japan.


                                 EXHIBIT INDEX
                                 -------------



   EXHIBIT NO.                                    DESCRIPTION
   -----------                                    -----------

       7.1               Assignment and Assumption Agreement, dated as of October 1, 1998, between IPLP and AIMCO OP
                         (incorporated by reference to Exhibit (c)(1) to Amendment No. 8 to the Tender Offer Statement
                         on Schedule 14D-1 filed by Cooper River Properties, L.L.C., IPLP, IPT and AIMCO on October 19,
                         1998 with respect to Consolidated Capital Institutional Properties).

       7.2               Agreement and Plan of Merger, dated as of October 1, 1998, by and between AIMCO and IPT
                         (incorporated by reference to Exhibit 2.1 of IPT's Current Report on Form 8-K, File No. 1-
                         14179, dated October 1, 1998).

       7.3               Irrevocable Limited Proxy, dated October 1, 1998, granted by AIMCO to Andrew L. Farkas,
                         James A. Aston and Frank M. Garrison (incorporated by reference to Exhibit 99.1 of IPT's
                         Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

       7.4               Second Amended and Restated Bylaws of IPT, dated October 2, 1998 (incorporated by reference to
                         Exhibit 3.2 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

       7.5               Shareholders' Agreement, dated October 1, 1998, among AIMCO, Andrew L. Farkas, James A. Aston and Frank M. Garrison (incorporated by reference to Exhibit 99.2 of IPT's Current Report on
                         Form 8-K, File No. 1-14179, dated October 1, 1998).

       7.6               Agreement of Joint Filing, dated November 6, 1998, among the Reporting Persons.